SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Avery Communications, Inc.

(Name of the Issuer)

Avery Communications, Inc.

Patrick J. Haynes, III

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

053605 10 1

(CUSIP Number of Class of Securities)

Patrick J. Haynes, III

Chairman of the Board and Chief Executive Officer

Avery Communications, Inc.

2700 Patriot Boulevard, Suite 150

Glenview, Illinois 60025

(847) 832-0077

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Bruce A. Cheatham

Winstead Sechrest & Minick P.C.

1201 Elm Street, 5400 Renaissance Tower

Dallas, Texas 75270

(214) 745-5213

This statement is filed in connection with (check the appropriate box):

a.    ☑    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    ☐    The filing of a registration statement under the Securities Act of 1933.

c.    ☐    A tender offer.

d.    ☐    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation* $539,750	Amount of Filing Fee** $108.00

*	Avery Communications, Inc. will be purchasing approximately 425,000 pre-split shares of its common stock for $1.27 per share for a total of $539,750. These shares represent the estimated fractional interests that will result from the one for 5,000 reverse stock split being undertaken by the company.

**	In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Valuation by 1/50th of 1%.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $108.00	Filing Party: Avery Communications, Inc.

Form or Registration No.: Schedule 13E-3, File No. 5-56985	Date Filed: January 9, 2003

INTRODUCTION

Avery Communications, Inc. (“Avery”) and Patrick J. Haynes, III hereby submit Amendment No. 3 to this Rule 13e-3 Transaction Statement on Schedule 13E-3, File No. 5-56985 (the “Statement”), filed with the Securities and Exchange Commission on January 9, 2003, as previously amended by Amendment No. 1 filed on February 14, 2003 and as further amended by Amendment No. 2 filed on February 28, 2003. This Statement relates to a proposed amendment to Avery’s Certificate of Incorporation to effect a one for 5,000 reverse stock split of the common stock of Avery. Avery’s board of directors has unanimously approved the reverse stock split. A majority of Avery’s stockholders have approved the amendment to Avery’s Certificate of Incorporation by written consent. The remaining stockholders will be informed of the amendment to effect the reverse stock split by means of an information statement to be circulated to such stockholders (the “Information Statement”).

This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Concurrently with the filing of this Statement, Avery is filing Amendment No. 3 to its Preliminary Information Statement on Schedule 14C with the Securities and Exchange Commission.

Item 1.    Summary Term Sheet.

The information set forth in the Information Statement under the caption “SUMMARY” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The information set forth on the cover page of the Information Statement is incorporated herein by reference.

(b)    The information set forth on the cover page of, and under the captions “SPECIAL FACTORS—Effects of the Reverse Stock Split” and “PRINCIPAL STOCKHOLDERS” in, the Information Statement is incorporated herein by reference.

(c)    The information set forth in the Information Statement under the caption “TRADING MARKET AND PRICES” is incorporated herein by reference.

(d)    The information set forth in the Information Statement under the caption “DIVIDENDS” is incorporated herein by reference.

(e)    Not applicable.

(f)    The information set forth in the Information Statement under the captions “SPECIAL FACTORS—Fairness of the Reverse Stock Split to our Unaffiliated Stockholders—Fairness of the Price” and “TRADING AND MARKET PRICES” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)—(c)  The information set forth in the Information Statement under the caption “BACKGROUND INFORMATION OF EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS” is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    The information contained in the Information Statement under the captions of “SUMMARY—What Is Being Proposed?; —What Vote of Stockholders Is Required to Approve the Reverse Stock Split?; and —What Are the Purposes of and Reasons for the Reverse Stock Split?;” “SPECIAL FACTORS—Purposes of and Reasons for the Reverse Stock Split; —Effects of the Reverse Stock Split—Rights, Preferences and Limitations; and —United States Federal Tax Consequences of the Reverse Stock Split;” and “AMENDMENT TO OUR CERTIFICATE OF INCORPORATION—Required Vote; and —Description of the Reverse Stock Split” is incorporated herein by reference.

(c)    Not applicable.

(d)    The information contained in the Information Statement under the captions “SUMMARY—Do I Have Appraisal Rights in Connection with the Reverse Stock Split?” and “AMENDMENT TO OUR CERTIFICATE OF INCORPORATION—No Appraisal Rights” is incorporated herein by reference.

(e)    Except as set forth in the appraisal by ComStock Valuation Advisors, Inc. dated December 12, 2002 (previously filed as Exhibit (c) to Avery’s Schedule 13E-3 filed on January 9, 2003) and as required by Delaware law, no provision has been made to grant unaffiliated security holders access to our corporate files or to obtain counsel or appraisal services at our expense.

(f)    The information set forth in the Information Statement under the caption “SPECIAL FACTORS—Effects of the Reverse Stock Split—Termination of Registration” is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)    The information contained in the Information Statement under the caption “CERTAIN TRANSACTIONS” is incorporated herein by reference.

(b)—(c)    Not applicable.

(e)    The information contained in the Information Statement under the caption “CERTAIN TRANSACTIONS” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(b)    The shares acquired in the transaction as a result of the purchase of fractional interests will be retired.

(c)(1—8)  The information contained in the Information Statement under the captions “SUMMARY—What Are the Purposes of and Reasons for the Reverse Stock Split?; and —What Will Be the Effects of the Reverse Stock Split?;” and “SPECIAL FACTORS—Purposes of and Reasons for the Reverse Stock Split; and —Effects of the Reverse Stock Split—Termination of Registration” is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a)—(d)  The information contained in the Information Statement under the captions “SUMMARY—What Are the Purposes of, and Reasons for, the Reverse Stock Split?; —What Alternatives Did the Board Consider When Recommending the Reverse Stock Split?; and —What Will Be the Effects of the Reverse Stock Split?;” and “SPECIAL FACTORS—Purposes of and Reasons for the Reverse Stock Split; —Alternatives Considered; and —Effects of the Reverse Stock Split” is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

(a)—(e)  The information contained in the Information Statement under the captions “SUMMARY—Is the Reverse Stock Split Fair to Our Unaffiliated Stockholders?;” and “SPECIAL FACTORS—Fairness of the Reverse Stock Split to our Unaffiliated Stockholders; and —Appraisal of our Common Stock” is incorporated herein by reference.

(f)    Not applicable.

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a)—(b)  The information contained in the Information Statement under the captions “SPECIAL FACTORS—Fairness of the Reverse Stock Split to our Unaffiliated Stockholders; and —Appraisal of our Common Stock” is incorporated herein by reference.

(c)    The full text of ComStock’s appraisal, including the assumptions made, matters considered and qualifications and limitations on the scope of review undertaken by ComStock, was filed as Exhibit (c) to Avery’s Schedule 13E-3 filed on January 9, 2003, and is available for inspection and copying at Avery’s principal offices during its regular business hours by any stockholder upon written notice to Avery. Avery will provide a copy of ComStock’s appraisal to any stockholder upon written request to Avery, at the expense of the requesting stockholder.

Item 10.    Source and Amounts of Funds or Other Consideration.

(a)    The information contained in the Information Statement under the captions “SUMMARY—How Are We Funding the Reverse Stock Split?;” “SPECIAL FACTORS—Effects of the Reverse Stock Split—Financial Effects of the Reverse Stock Split;” and “AMENDMENT TO OUR CERTIFICATE OF INCORPORATION—Description of the Reverse Stock Split—Source of Funds and Expenses” is incorporated herein by reference.

(b)    No alternative financing plans have been made.

(c)—(d)  The information contained in the Information Statement under the captions “SUMMARY—How Are We Funding the Reverse Stock Split?;” “SPECIAL FACTORS—Effects of the Reverse Stock Split—Financial Effects of the Reverse Stock Split;” and “AMENDMENT TO OUR CERTIFICATE OF INCORPORATION—Description of the Reverse Stock Split—Source of Funds and Expenses” is incorporated herein by reference.

Item 11.    Interest in Securities of the Subject Company.

(a)    The information contained in the Information Statement under the caption “PRINCIPAL STOCKHOLDERS” is incorporated herein by reference.

(b)    The information contained in the Information Statement under the caption “TRADING AND MARKET PRICES” is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation.

(d)    The information contained in the Information Statement under the captions “SUMMARY—What Vote of Stockholders is Required to Approve the Reverse Stock Split?;” “SPECIAL FACTORS—Alternatives Considered; and —Fairness of the Reverse Stock Split to our Unaffiliated Stockholders—Procedural Fairness for Unaffiliated Stockholders” and “AMENDMENT TO OUR CERTIFICATE OF INCORPORATION—Required Vote” is incorporated herein by reference.

(e)    The information set forth in the Information Statement under the captions “SUMMARY—What Are the Purposes of, and Reasons for, the Reverse Stock Split?;” “SPECIAL FACTORS—Purposes of and Reasons for the Reverse Stock Split; and “AMENDMENT TO OUR CERTIFICATE OF INCORPORATION—General” is incorporated herein by reference.

Item 13.    Financial Statements.

(a)    The information contained in the Information Statement under the captions “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION” and “INDEX TO FINANCIAL STATEMENTS” is incorporated herein by reference.

(b)    Not applicable.

Item 14 .    Persons/Assets, Retained, Employed, Compensated or Used.

(a)—(b)  Not applicable.

Item 15.    Additional Information.

(b)    None.

Item 16.    Exhibits.

(a)    Amendment No. 3 to Avery’s Preliminary Information Statement on Schedule 14C, including all appendices thereto (incorporated herein by reference to Amendment No. 3 to Avery’s Preliminary Information Statement on Schedule 14C, filed with the Securities and Exchange Commission on June 6, 2003).

(b)    None.

(c)    Appraisal of ComStock Valuation Advisors, Inc. dated December 12, 2002 (incorporated herein by reference to Exhibit (c) to Avery’s Schedule 13E-3, filed with the Securities and Exchange Commission on January 9, 2003).

(d)    None.

(f)    Not applicable.

(g)    None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    June 6, 2003

Avery Communications, Inc.

/s/ Thomas C. Ratchford
Thomas C. Ratchford Vice President and Chief Financial Officer

/s/ Patrick J. Haynes, III
Patrick J. Haynes, III Filing Affiliate